EXHIBIT (a)(5)(i)
                                                               -----------------
                               GIBBS HOLDINGS, LLC
                           Offer to Purchase for Cash
              Shares of Common Stock of Redwood Microcap Fund, Inc.
                     at a Purchase Price of $1.60 Per Share

                    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
                    5:00 P.M., DENVER TIME, ON MAY 25, 2005,
                          UNLESS THE OFFER IS EXTENDED

TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES:

Gibbs Holdings, LLC, an Oklahoma limited liability company, is offering to purchase for cash shares of Redwood Microcap Fund, Inc. common stock, $0.001 par value per share, at a purchase price of $1.60 per share, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase dated April 25, 2005.

All shares validly tendered and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer. See Sections 1,2 and 5 of the Offer to Purchase.

No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the offer. Gibbs Holdings, LLC will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers. Gibbs Holdings, LLC will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, subject to Instruction 6 of the Letter of Transmittal.

No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of Gibbs Holdings, LLC, other than COMPUTERSHARE TRUST COMPANY, INC., as the "depositary," and Diane Allen as the "information agent," for purposes of the offer.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

      1.    Offer to Purchase dated April 25, 2005; and

      2. Letter to clients which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, and related Instruction Form for obtaining the clients' instructions with regard to the offer.

We urge you to contact your clients as promptly as possible. The offer, proration period and withdrawal rights will expire at 5:00 p.m., Denver time, on May 25, 2005, unless the offer is extended.

In order to take advantage of the offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the depositary with either certificate(s) representing the tendered shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase. If a Letter of Transmittal is needed, it can be obtained from the Depositary or the information agent.

Any inquiries you may have with respect to the offer should be addressed to the depositary or the information agent at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Gibbs Holdings, LLC or any of its affiliates, the information agent or the depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed herewith and the statements contained therein.

Additional copies of the enclosed material may be obtained from the information agent, Diane Allen, telephone: (580) 226-6700 ext 207.

                                VERY TRULY YOURS,

                                Gibbs Holdings, LLC

Enclosures.
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